U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                    FUTURE TECHNOLOGIES, INC.
         (Name of Small Business Issuer in its charter)


           Minnesota                        41-0985135
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


        11900 Wayzata Blvd., Suite 100, Hopkins, MN 55305
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (612) 541-1155


Securities to be registered under Section 12(b) of the Act:


Securities to be registered under Section 12(g) of the Act:

                  Common Stock, Par Value $0.01

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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I                                                          3

1.   Description of Business                                    3

2.   Management's  Discussion and  Analysis  or  Plan  of       7
     Operations

3.   Description of Properties                                  8

4.   Security Ownership of Certain Beneficial Owners  and       8
     Management

5.   Directors, Executive Officers, Promoters and Control       8
     Persons

6.   Executive Compensation                                     9

7.   Certain Relationships and Related Transactions             9

8.   Legal Proceedings                                         10

9.   Market  for  Common Equity and  Related  Stockholder      10
     Matters

10. Recent Sales of Unregistered Securities                    10

11. Description of Securities                                  10

12. Indemnification of Directors and Officers                  11

13. Financial Statements                                       14

14. Changes  in  and  Disagreements with  Accountants  on      14
    Accounting and Financial Disclosure

15. Financial Statements and Exhibits                          14

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                ITEM 1.  DESCRIPTION OF BUSINESS

History

The Company was formed as a Minnesota corporation on June 20, 1972, under the name Land Corporation of America, Inc., for the purpose of developing parcels of land into mobile home parks and to market the lots to owners of mobile homes. On November 30, 1977, the Company changed its name to Future Homes, Inc. The Company operated successfully, until the recession of the late 70's created increasing unavailability of financing for mobile homes. This in turn increased the difficulty of selling mobile home lots, causing the Company to suffer losses through the early 1980's. In 1983, the Company closed 5 of its 6 sales locations and lost several properties to foreclosure. The Company assigned its remaining assets to creditors on June 10, 1989, and became inactive. On February 8, 1999, the Company adopted amended and restated Articles of Incorporation, which changed the name of the Company to Future Technologies, Inc., adopted new corporate by-laws, appointed an independent auditor, and elected Craig Laughlin as sole director.

General

The Company is seeking a favorable business opportunity to acquire. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. The Company continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant. The Company cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

It is anticipated that business opportunities will be identified for the Company through its officers and directors and through professional advisors including securities broker-dealers and through members of the financial community. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis regarding the quality of the other firm's management and personnel, the asset base of such firm or enterprise, the anticipated acceptability of new products or marketing concepts, the merit of the firm's business plan, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.

There are no plans or arrangements proposed or under consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of diversification should be considered a substantial risk, because it will not permit the Company to offset potential losses from one venture against gains from another.

Selection of a Business

The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect

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associations  between  them and other business  and  professional
people.   By  relying  on "word of mouth",  the  Company  may  be
limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services.

The  Company  will  not  restrict its search  to  any  particular business,  industry,  or  geographical location,  and  management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors.

The decision to participate in a specific business may be based on management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and other factors which are difficult, if not impossible, to analyze through any objective criteria. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of

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prospective  businesses, the time required to prepare appropriate
documents    and   agreements   providing   for   the   Company's
participation, and other circumstances.

Acquisition of a Business

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, Management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any,

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which  may be registered cannot be predicted, it may be  expected
that   registration  of  securities  by  the  Company  in   these
circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving
entity.   In  such event, the shareholders of the  Company  would
retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-
free   treatment  of  certain  business  reorganizations  between corporate  entities  where  one corporation  is  merged  with  or
acquires   the  securities  or  assets  of  another  corporation.
Generally, the Company will be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of
the  surviving  entity.   Consequently, there  is  a  substantial
possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued
and  outstanding  shares  of  the surviving  entity.   Therefore,
regardless  of the form of the business acquisition,  it  may  be
anticipated   that   stockholders  immediately   prior   to   the
transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

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Governmental Regulation

It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited
resources   of  the  Company,  the  effects  of  such  government
regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable investments.

Employees

The Company is a development stage company and currently has no employees. The sole executive officer, who is not compensated for his time contributed to the Company, will devote only such time to the affairs of the Company as he deems appropriate, which is estimated to be approximately 20 hours per month. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                           OPERATIONS

Results of Operations

The  Company had no revenue for the six-month periods ended March
31, 1999 and 1998, and for the years ended September 30, 1998 and 1997.

General and administrative expenses for six months ended March 31, 1999, were $922, and the Company had no such expenses during the corresponding period in 1998 or for the years ended September 30, 1998 and 1997. General and administrative expenses during the six-month period ended March 31, 1999, consisted of fees and related expenses associated with reviving the Company. The Company realized a net loss of $922 for the first six months of fiscal year 1999, and no net income or loss for the corresponding period in 1998 or for the years ended September 30, 1998 and 1997.

The Company does not expect to generate any meaningful revenue or incur operating expenses unless and until it acquires an interest in an operating company.

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Liquidity and Capital Resources

At September 30, 1998, the Company had no working capital, and at March 31, 1999, had working capital of $9,078. Management believes that the Company has sufficient cash and short-term investments to meet the anticipated needs of the Company's operations through at least the next 12 months. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period. The Company's current operating plan is to
(i) handle the administrative and reporting requirements of a public company; and (ii) search for potential businesses, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires.

               ITEM 3.  DESCRIPTION OF PROPERTIES

The  Company  uses  offices at 11900 Wayzata  Blvd.,  Suite  100,
Hopkins, MN 55305, provided by an officer and director of the Company at no charge.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

The following table sets forth as of March 31, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                           Common     Percent
                                           Shares        of
                                                      Class(2)
Name and Address

Craig Laughlin (1)                        1,000,000     74.0
11900 Wayzata Blvd., Suite 100
Hopkins,  MN 55305

(1) Craig Laughlin is the sole executive officer and director of the Company.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

The following table sets forth the names, ages, and positions with the Company for the sole director and officer of the Company.

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Name                Age  Positions (1)                   Since

Craig Laughlin      49   President and Director           1999

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

The following is information on the business experience of each director and officer.

Craig Laughlin is the founder and President of SRC Funding, Inc., which structures venture capital financing for early stage companies. Mr. Laughlin has been a consultant in the areas of mergers, acquisitions, and early stage financing since 1986. Mr. Laughlin has also served as a member of the board of directors since May 1990, of Century Controls International, Inc., a publicly held company engaged in the business of designing, manufacturing, and marketing a line of proprietary control devices used in the management of large commercial and industrial steam boilers and of certain manufacturing processes.

                 ITEM 6.  EXECUTIVE COMPENSATION

The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under "Item 1. Business." In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the sale and purchase of the Company's common stock described under "Item 10. Recent Sales of Unregistered Securities," there are no proposed transactions and no transactions during the past two years to which the Company was a party and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

                   ITEM 8.  LEGAL PROCEEDINGS

The  Company  is  not  a  party  to any  material  pending  legal
proceedings,  and  to  the  best  of  its  knowledge,   no   such
proceedings by or against the Company have been threatened.

 ITEM 9.  MARKET FOR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

There is presently no established trading market for the Company's common stock.

All shares of common stock outstanding may be sold without restriction under Rule 144(k) promulgated under the Securities Act of 1933, except 1,000,000 shares, which are held by the sole officer and director of the Company. After March 5, 2000, shares held by the sole officer and director may be sold subject to complying with all of the terms and conditions of Rule 144.

Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

At March 31, 1999, there were approximately 160 holders of record of the Company's Common Stock.

        ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

On March 6, 1999, the Company sold 1,000,000 shares of common stock to Craig Laughlin, the sole officer and director of the Company, for $10,000. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The shares were offered and sold in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933.

               ITEM 11.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 45,000,000 shares of common stock, par value $0.01 per share, of which 1,352,914 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.01, none of which are issued and outstanding. The Company currently has no plans to issue any preferred stock. The Company's board of directors has authority, without action by the shareholders, to issue all or any portion of the unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of the common stock.

       ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's articles of incorporation provide the following:

     A director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except for: (i) liability based on a breach of the duty of loyalty to the corporation or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the corporation's stock under Minnesota Statutes, Section 302A.559, or on violations of federal or state securities laws; (iv) liability for any transaction from which the director derived an improper personal benefit; or (v) liability for any act or omission prior to the date this Article VI becomes effective. If
     Minnesota statutes, Chapter 302A, hereafter is amended to authorize the further elimination or limitation of the liability of the directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Chapter 302A. Any repeal of this provision as a matter of law or any modification of this Article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

The Company's by-laws provide that the officers and directors shall have rights to indemnification provided by Minnesota statute. Section 302A.521 of the Minnesota Statutes provided as follows:

           Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

          (b) "Corporation" includes a domestic or foreign corporation that was the predecessor of the corporation referred to in this section in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

          (c) "Official capacity" means (1) with respect to a director, the position of director in a corporation, (2)
     with respect to a person other than a director, the elective or appointive office or position held by an officer, member of a committee of the board, or the employment relationship undertaken by an employee of the corporation, and (3) with respect to a director, officer, or employee of the corporation who, while a director, officer, or employee of the corporation, is or was serving at the request of the corporation or whose duties in that position involve or involved service as a director, officer, partner, trustee, employee, or agent of another organization or employee benefit plan, the position of that person as a director, officer, partner, trustee, employee, or agent, as the case may be, of the other organization or employee benefit plan.

          (d) "Proceeding" means a threatened, pending, or completed civil, criminal, administrative, arbitration, or investigative proceeding, including a proceeding by or in the right of the corporation.

          (e) "Special legal counsel" means counsel who has not represented the corporation or a related organization, or a director, officer, member of a committee of the board, or employee, whose indemnification is in issue.

          Subdivision  2.  Indemnification  mandatory;  standard.
     (a) Subject to the provisions of subdivision 4, a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person:

          (1) Has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

          (2)  Acted in good faith;

          (3)   Received no improper personal benefit and section
     302A.255, if applicable, has been satisfied;

          (4) In the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

          (5) In the case of acts or omissions occurring in the official capacity described in subdivision 1, paragraph (c), clause (1) or (2), reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions occurring in the official capacity described in subdivision 1, paragraph (c), clause (3), reasonably believed that the conduct was not opposed to the best interests of the corporation. If the person's acts or omissions complained of in the proceeding relate to conduct as a director, officer, trustee, employee, or agent of an employee benefit plan, the conduct is not considered to be opposed to the best interests of the corporation if the person reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan.

          (b) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, establish that the person did not meet the criteria set forth in this subdivision.

          Subdivision 3. Advances. Subject to the provisions of subdivision 4, if a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses, including attorneys' fees and disbursements, incurred by the person in advance of the final disposition of the proceeding, (a) upon receipt by the corporation of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth in subdivision 2 have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the corporation, if it is ultimately determined that the criteria for indemnification have not been satisfied, and (b) after a determination that the facts then known to those making the determination would not preclude indemnification under this section. The written undertaking required by clause (a) is an unlimited general obligation of the person making it, but need not be secured and shall be accepted without reference to financial ability to make the repayment.

          Subdivision.   4.       Prohibition   or    limit    on
     indemnification or advances. The articles or bylaws either may prohibit indemnification or advances of expenses otherwise required by this section or may impose conditions on indemnification or advances of expenses in addition to the conditions contained in subdivisions 2 and 3 including, without limitation, monetary limits on indemnification or advances of expenses, if the prohibition or conditions apply equally to all persons or to all persons within a given class. A prohibition or limit on indemnification or advances may not apply to or affect the right of a person to indemnification or advances of expenses with respect to any acts or omissions of the person occurring prior to the effective date of a provision in the articles or the date of adoption of a provision in the bylaws establishing the prohibition or limit on indemnification or advances.

          Subdivision 5. Reimbursement to witnesses. This section does not require, or limit the ability of, a corporation to reimburse expenses, including attorneys' fees and disbursements, incurred by a person in connection with an appearance as a witness in a proceeding at a time when the person has not been made or threatened to be made a party to a proceeding.

          Subdivision 6. Determination of eligibility. (a) All determinations whether indemnification of a person is required because the criteria set forth in subdivision 2 have been satisfied and whether a person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in subdivision 3 shall be made:

          (1) By the board by a majority of a quorum, if the directors who are at the time parties to the proceeding are not counted for determining either a majority or the presence of a quorum;

          (2) If a quorum under clause (1) cannot be obtained, by a majority of a committee of the board, consisting solely of two or more directors not at the time parties to the proceeding, duly designated to act in the matter by a majority of the full board including directors who are parties;

          (3)  If a determination is not made under clause (1) or
     (2), by special legal counsel, selected either by a majority of the board or a committee by vote pursuant to clause (1) or (2) or, if the requisite quorum of the full board cannot be obtained and the committee cannot be established, by a majority of the full board including directors who are parties;

          (4) If a determination is not made under clauses (1) to (3), by the shareholders, but the shares held by parties to the proceeding must not be counted in determining the presence of a quorum and are not considered to be present and entitled to vote on the determination; or

          (5)   If an adverse determination is made under clauses
     (1) to (4) or under paragraph (b), or if no determination is made under clauses (1) to (4) or under paragraph (b) within 60 days after (i) the later to occur of the termination of a proceeding or a written request for indemnification to the corporation or (ii) a written request for an advance of expenses, as the case may be, by a court in this state, which may be the same court in which the proceeding involving the person's liability took place, upon application of the person and any notice the court requires. The person seeking indemnification or payment or reimbursement of expenses pursuant to this clause has the burden of establishing that the person is entitled to indemnification or payment or reimbursement of expenses.

          (b) With respect to a person who is not, and was not at the time of the acts or omissions complained of in the proceedings, a director, officer, or person possessing, directly or indirectly, the power to direct or cause the direction of the management or policies of the corporation, the determination whether indemnification of this person is required because the criteria set forth in subdivision 2 have been satisfied and whether this person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in subdivision 3 may be made by an annually appointed committee of the board, having at least one member who is a director. The committee shall report at least annually to the board concerning its actions.

          Subdivision 7. Insurance. A corporation may purchase and maintain insurance on behalf of a person in that person's official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of this section.

          Subdivision 8. Disclosure. A corporation that indemnifies or advances expenses to a person in accordance with this section in connection with a proceeding by or on behalf of the corporation shall report to the shareholders in writing the amount of the indemnification or advance and to whom and on whose behalf it was paid not later than the next meeting of shareholders.

                  ITEM 13. FINANCIAL STATEMENTS

     The financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

   ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants since the Company's organization.

           ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the Company appear at the end of this registration statement beginning at page F-1.

Six Months Ended March 31, 1999 and 1998

     Independent Auditors' Report
     Balance Sheets
     Statement of Stockholders' Equity
     Statements of Income (Loss)
     Statements of Cash Flows
     Notes to Financial Statements

Years Ended September 30, 1999 and 1998

     Independent Auditors' Report
     Balance Sheets
     Statement of Stockholders' Equity
     Statements of Income (Loss)
     Statements of Cash Flows
     Notes to Financial Statements

Exhibits

Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibit   SEC    Title of Document                       Page
 No.      Ref.
          No.

  1      (3)(i)  Articles    of   Incorporation,    as    E-1
                 amended

  2     (3)(ii)  By-Laws                                  E-3

  3       (27)   Financial Data Schedules                  *

* The Financial Data Schedule is presented only in the electronic filing with the Securities and Exchange Commission.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                   FUTURE TECHNOLOGIES , INC.


Date:  June 11, 1999               By: /s/ Craig  Laughlin, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: June 11, 1999             /s/ Craig Laughlin, Director

                    FUTURE TECHNOLOGIES, INC.

                      Financial Statements

                    ________________________



                          C O N T E N T S


Six Months Ended March 31, 1999 and 1998

     Independent Auditors' Report                          F-2
     Balance Sheets                                        F-3
     Statement of Stockholders' Equity                     F-4
     Statements of Income (Loss)                           F-5
     Statements of Cash Flows                              F-6
     Notes to Financial Statements                         F-7

Years Ended September 30, 1998 and 1997

     Independent Auditor's Report                         F-10
     Balance Sheets                                       F-11
     Statement of Stockholders' Equity                    F-12
     Statements of Income (Loss)                          F-13
     Statements of Cash Flows                             F-14
     Notes to Financial Statements                        F-15

                  INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
FUTURE TECHNOLOGIES, INC.

We have audited the accompanying balance sheets of Future Technologies, Inc. (a C corporation) as of March 31, 1999 and 1998, and the related statements of changes in stockholders equity, statements of income and statement of cash flows for the six months then ending. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Technologies, Inc., as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the six months then ending in conformity with generally accepted accounting principles.



THOMAS LEWIS & ASSOCIATES, P.A.

June 3, 1999

                    FUTURE TECHNOLOGIES, INC.
                         BALANCE SHEETS
                     March 31, 1999 and 1998


                             ASSETS

                                                    1999      1998
CURRENT ASSETS
 Cash in bank                                     $ 4,078     $   0
 Subscription receivable (Note D)                   5,000         0
  Total Current Assets                              9,078         0
  Total Assets                                    $ 9,078     $   0


              LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                       $     0     $   0

COMMITMENTS AND CONTINGENCIES (Note E)                  0         0

STOCKHOLDERS' EQUITY
  Preferred stock, unstated par value,                  0         0
   5,000,000 shares authorized, none issued in
   1999.  None authorized or issued in 1998
  Common stock, $.01 par value in 1999 and $0.10   13,525    35,251
   par value in 1998.
  45,000,000 shares authorized in 1999 and
   352,512 in 1998.
  1,352,512 shares issued and outstanding in
   1999 and 352,512 shares issued and
   outstanding in 1998
Additional paid in capital                         49,361    17,635
Retained earnings (deficit)                       (53,808)  (52,886)

   Total Stockholders' Equity                       9,078         0

   Total Liabilities and Stockholders' Equity     $ 9,078   $     0







  See independent auditor's report and notes to financial statements

                    FUTURE TECHNOLOGIES, INC.
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        For the Six Months Ended March 31, 1999 and 1998


                                     Common Stock     Additional Pd  Accumulated
                                    Shares   Amount     In Capital      Deficit

Balance, September 30, 1997       352,512   $ 35,521     $ 17,635     $ (52,886)
 Net income (loss) for the
  period October 1, 1997 to
  March 31, 1998                        0          0            0             0

Balance, March 31, 1998           352,512   $ 35,251     $ 17,635     $ (52,886)
  Net income (loss) for the
   period April 1, 1998 to
   September 30, 1998                   0          0            0             0

Balance, September 30, 1998       352,512   $ 35,251     $ 17,635     $ (52,886)
  Net income (loss) for the
   period October 1, 1998 to
   March 31, 1999                       0          0            0          (922)

Restated articles of
 incorporation dated February
 8, 1999 set par value at $.01
 per share (Note C)                     0    (31,726)      31,726             0

Additional shares issued
 (Note D)                       1,000,000     10,000            0             0

Balance, March 31, 1999         1,352,512   $ 13,525     $ 49,361     $ (53,808)

















     See independent auditor's report and notes to financial statements

                    FUTURE TECHNOLOGIES, INC.
                   STATEMENTS OF INCOME (LOSS)
        For the Six Months Ended March 31, 1999 and 1998

                                                        1999  1998

REVENUES                                               $   0  $   0


EXPENSES
 General and administrative expenses                     922      0

  Total Expenses                                         922      0

NET INCOME (LOSS)                                      $(922) $   0






























     See independent auditor's report and notes to financial statements

                    FUTURE TECHNOLOGIES, INC.
                     STATEMENT OF CASH FLOWS
        For the Six Months Ended March 31, 1999 and 1998

                                                       1999     1998
CASH FLOW FROM OPERATING ACTIVITIES:
 Net loss from operations                           $  (922)   $    0
  Total Provided (Used in) Operating Activities        (922)        0

CASH FLOW FROM INVESTING ACTIVITIES:                      0         0
 None

  Total Provided (Used in) Investing Activities           0         0

CASH FLOW FROM FINANCING ACTIVITIES:                  5,000         0
 Cash from stock subscription

  Total Provided (Used in) Financing Activities       5,000         0

NET INCREASE IN CASH AND CASH EQUIVALENTS             4,078         0

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR            0         0

CASH AND CASH EQUIVALENTS AT END OF YEAR            $ 4,078    $    0


SCHEDULE OF NONCASH TRANSACTIONS:                   $ 5,000    $    0
 Stock subscription for common stock


DISCLOSURE OF ACCOUNTING POLICY:
       For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.











     See independent auditor's report and notes to financial statements

                    FUTURE TECHNOLOGIES, INC.
                  NOTES TO FINANCIAL STATEMENTS
                     March 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
The Company is a publicly held corporation presently in a dormant status (see Note B below). It is anticipated by management that the Company can be used as a shell for the future acquisition of a technology oriented company.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

NOTE B - THE CORPORATIONS HISTORY

Future Technologies, Inc., (the Company) was incorporated as "Land Corporation of America, Inc." on June 20, 1972. In an Offering Circular dated November 7, 1973, 160,000 shares of the Company's stock were offered to the public at $2.50 per share. Previous to the offering, 184,950 shares had been issued for cash, property and services rendered. The Company started out in the business of purchasing land, developing it, and selling the developed parcels to mobile and/or prefabricated home owners.

On November 30, 1977, the Company changed its name to "Future Homes, Inc.," and operated successfully for several years. As of the Company's fiscal year ended September 30, 1983, there were 528,360 shares outstanding at a par value of $.10 per share. In the late 1980's the company's source of financing dissolved and the Company was forced to liquidate its assets and discontinue business. As of December 31, 1989, operations were suspended and a final income tax return was filed on January 23, 1990. The company's balance sheet on December 31, 1989, the date of the suspension in operations, had the following, unaudited information:

        Assets                        $     -0-

        Liabilities                   $     -0-

        Equity:
         Common stock                 $  52,836
         Paid in Capital                491,959
         Retained earnings (deficit)   (544,795)

        Total equity                  $     -0-

                    FUTURE TECHNOLOGIES, INC.
                  NOTES TO FINANCIAL STATEMENTS
                     March 31, 1999 and 1998


NOTE B - THE CORPORATIONS HISTORY (continued)

In 1994, a former stockholder was elected Director and an unsuccessful attempt was made to acquire a small airline by the name of "Capital Air, Inc." In 1995, the same Director and stockholder, in an Asset Purchase Agreement dated October 18, 1995, attempted to acquire a company by the name of Tandem Systems, Inc. The success of the Agreement was contingent upon the Company being able to obtain $200,000 in new equity capital from existing and new investors. The Company was unsuccessful and Tandem Systems, Inc., rescinded the Agreement on March 16, 1996.

During the negotiating process with Tandem Systems, Inc., the stockholders of the company met on November 14, 1995 and agreed to a reverse stock split. As a result of this split, the 528,860 shares outstanding were reduced to 264,430. In addition, 85,570 shares were issued to the Director noted above for promotional efforts, and at that time, there was a 2,512 share bookkeeping correction agreed to by the Board. During the course of an accounting during that period, the Company decided to absorb the Paid in Capital account into the Retained Earnings deficit.

NOTE C - CHANGE IN COMPANY NAME AND CAPITAL

On February 8, 1999, the Company conducted a Special Meeting of Shareholders whereby a new Director was named. In addition, the Company stockholders agreed to amend and restate the Articles of Incorporation and Bylaws to effect a change in the name to "Future Technologies, Inc." and change the authorized number of shares to fortyfive million common and add five million shares of preferred stock. Also, the par value of the common stock was changed to $0.01 per share.

NOTE D - SUBSCRIPTION RECEIVABLE

On March 5, 1999, in a Written Action, the company's sole Director and officer, subscribed for one million shares of common stock. One-half the stock was paid for upon the signing of the Subscription Agreement, and the other one-half was paid subsequent to March 31, 1999.

                    FUTURE TECHNOLOGIES, INC.
                  NOTES TO FINANCIAL STATEMENTS
                     March 31, 1999 and 1998


NOTE E - COMMITMENTS AND CONTINGENCIES

The Company has made no provision for losses relating to the potential year 2000 problem. Although the Company has none of this type of equipment at this time, computers and other data processing equipment which may be used in operations and that of vendors, vendee's and related parties may not be date sensitive and thus not be able to decipher the year 2000 from other years ending in "00." This may create unforseen problems, costs and losses. Management is of the opinion that these costs and losses are not determinable, may not exist and thus are not identifiable and recordable.

As mentioned in Note A, the Company plans to use the corporation as a shell for future acquisitions. There are no potential acquisitions or operations at the present time and there is no guarantee that any of the goals and objectives of management will be accomplished or that the Company, its officer, directors and shareholders will succeed at these endeavors.

                  INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
FUTURE TECHNOLOGIES, INC.

We have audited the accompanying balance sheet of Future Technologies, Inc. (a C corporation) as of September 30, 1998 and 1997 and the related statements of changes in stockholders equity, statements of income and statement of cash flows for the years then ending. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Technologies, Inc., as of September 30, 1998 and 1997 and the results of its operations and its cash flows for the years ended in conformity with generally accepted accounting principles.



THOMAS LEWIS & ASSOCIATES, P.A.


June 2, 1999

                    FUTURE TECHNOLOGIES, INC.
                         BALANCE SHEETS
                   September 30, 1998 and 1997


                             ASSETS

                                                      1998         1997
CURRENT ASSETS
  Total Current Assets                             $     0       $    0

  Total Assets                                     $     0       $    0


              LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                        $     0       $    0

COMMITMENTS AND CONTINGENCIES (Note D)                   0            0

STOCKHOLDERS' EQUITY
Common stock, $.10 par value, 352,512 shares        35,251       35,251
issued and outstanding
Additional paid in capital                          17,635       17,635
Retained earnings (deficit)                        (52,886)     (52,886)

   Total Stockholders' Equity                            0            0

   Total Liabilities and Stockholders' Equity     $      0       $    0














    See independent auditor's report and notes to financial statements

                    FUTURE TECHNOLOGIES, INC.
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         For the Years Ended September 30, 1998 and 1997


                                  Common Stock     Additional Pd  Accumulated
                                Shares    Amount    In Capital       Deficit

Balance, September 30, 1996    352,512   $ 35,251    $ 17,635      $ (52,886)
  Net income (loss) for the
   year                              0          0           0              0

Balance, September 30, 1997    352,512   $ 35,251    $ 17,635      $ (52,886)
  Net income (loss) for the
   year                              0          0           0              0

Balance, September 30, 1998    352,512   $ 35,251    $ 17,635      $ (52,886)





























     See independent auditor's report and notes to financial statements

                    FUTURE TECHNOLOGIES, INC.
                   STATEMENTS OF INCOME (LOSS)
         For the Years Ended September 30, 1998 and 1997

                                                       1998     1997

REVENUES                                              $   0    $    0

EXPENSES

  Total Expenses                                          0         0

NET INCOME (LOSS)                                     $   0     $   0































    See independent auditor's report and notes to financial statements

                    FUTURE TECHNOLOGIES, INC.
                     STATEMENT OF CASH FLOWS
         For the Years Ended September 30, 1998 and 1997

                                                         1998    1997
CASH FLOW FROM OPERATING ACTIVITIES:
 Net loss from operations                               $   0   $   0

  Total Provided (Used in) Operating Activities             0       0

CASH FLOW FROM INVESTING ACTIVITIES:
 None                                                       0       0

  Total Provided (Used in) Investing Activities             0       0

CASH FLOW FROM FINANCING ACTIVITIES:
 None                                                       0       0

  Total Provided (Used in) Financing Activities             0       0

NET INCREASE IN CASH AND CASH EQUIVALENTS                   0       0

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              0       0

CASH AND CASH EQUIVALENTS AT END OF YEAR                $   0   $   0


SCHEDULE OF NONCASH TRANSACTIONS:
 None                                                   $    0  $   0


DISCLOSURE OF ACCOUNTING POLICY:
       For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.










     See independent auditor's report and notes to financial statements

                    FUTURE TECHNOLOGIES, INC.
                  NOTES TO FINANCIAL STATEMENTS
                   September 30, 1998 and 1997



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
The Company is a publicly held corporation presently in a dormant status (see Note B below). It is anticipated by management that the Company can be used as a shell for the future acquisition of a technology oriented company.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

NOTE B - THE CORPORATIONS HISTORY

Future Technologies, Inc., (the Company) was incorporated as "Land Corporation of America, Inc." on June 20, 1972. In an Offering Circular dated November 7, 1973, 160,000 shares of the Company's stock were offered to the public at $2.50 per share. Previous to the offering, 184,950 shares had been issued for cash, property and services rendered. The Company started out in the business of purchasing land, developing it, and selling the developed parcels to mobile and/or prefabricated home owners.

On November 30, 1977, the Company changed its name to "Future Homes, Inc.," and operated successfully for several years. As of the Company's fiscal year ended September 30, 1983, there were 528,360 shares outstanding at a par value of $.10 per share. In the late 1980's the company's source of financing dissolved and the Company was forced to liquidate its assets and discontinue business. As of December 31, 1989, operations were suspended and a final income tax return was filed on January 23, 1990. The company's balance sheet on December 31, 1989, the date of the suspension in operations, had the following, unaudited information:

            Assets                        $        -0-

            Liabilities                   $        -0-

            Equity:
             Common stock                 $    52,836
             Paid in Capital                  491,959
             Retained earnings (deficit)     (544,795)

            Total equity                  $        -0-

                    FUTURE TECHNOLOGIES, INC.
                  NOTES TO FINANCIAL STATEMENTS
                   September 30, 1998 and 1997



NOTE B - THE CORPORATIONS HISTORY (continued)

In 1994, a former stockholder was elected Director and an unsuccessful attempt was made to acquire a small airline by the name of "Capital Air, Inc." In 1995, the same Director and stockholder, in an Asset Purchase Agreement dated October 18, 1995, attempted to acquire a company by the name of Tandem Systems, Inc. The success of the Agreement was contingent upon the Company being able to obtain $200,000 in new equity capital from existing and new investors. The Company was unsuccessful and Tandem Systems, Inc., rescinded the Agreement on March 16, 1996.

During the negotiating process with Tandem Systems, Inc., the stockholders of the Company met on November 14, 1995 and agreed to a reverse stock split. As a result of this split, the 528,860 shares outstanding were reduced to 264,430. In addition, 85,570 shares were issued to the Director noted above for promotional efforts, and at that time, there was a 2,512 share bookkeeping correction agreed to by the Board. During the course of an accounting during that period, the Company decided to absorb the Paid in Capital account into the Retained Earnings deficit.

NOTE C - SUBSEQUENT EVENTS

On February 8, 1999, the Company conducted a Special Meeting of Shareholders whereby a new Director was named. In addition, the Company stockholders agreed to amend and restate the Articles of Incorporation and Bylaws to effect a change in the name to "Future Technologies, Inc." and to change the authorized number of shares to fortyfive million common add five million shares of preferred stock. Also, the par value of the common stock was changed to $0.01 per share.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company has made no provision for losses relating to the potential year 2000 problem. Although the Company has none of this type of equipment at this time, computers and other data processing equipment which may be used in operations and that of vendors, vendee's and related parties may not be date sensitive and thus not be able to decipher the year 2000 from other years ending in "00." This may create unforseen problems, costs and losses. Management is of the opinion that these costs and losses are not determinable, may not exist in their case, and are thus not identifiable and recordable.

                    FUTURE TECHNOLOGIES, INC.
                  NOTES TO FINANCIAL STATEMENTS
                   September 30, 1998 and 1997


NOTE D - COMMITMENTS AND CONTINGENCIES (continued)

As mentioned in Note A, the Company plans to use the corporation as a shell for future acquisitions. There are no potential acquisitions or operations at the present time and there is thus, no guarantee that any of the goals of management will be accomplished or that the Company, its officer, directors and shareholders will succeed at these endeavors.